SEC FILE NUMBER 001-12244
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      ☒ Form 10-K      ☐ Form 20-F     ☐ Form 11-K      ☐ Form 10-Q       ☐ Form N-SAR       ☐ Form N-CSR

For Period Ended: December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Centro NP LLC
Full Name of Registrant
New Plan Excel Realty Trust, Inc.
Former Name if Applicable
420 Lexington Avenue
Address of Principal Executive Office (Street and Number)
New York, New York 10170
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	( a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	( b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	( c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K could not be filed within the prescribed time period because the Company is not able to complete the preparation of the annual financial statements which are required to be included in its 2007 Annual Report on Form 10-K.  The Company is currently working to determine whether the goodwill associated with the acquisition of New Plan Excel Realty Trust, Inc. is appropriately recorded on its balance sheet.  If it is determined that such goodwill is appropriately recorded on the Company’s balance sheet, the Company may be required to record a non-cash impairment charge under the requirements of SFAS No. 142 “Goodwill and Other Intangible Assets” with respect to such goodwill.  At December 31, 2007, the recorded amount of goodwill is $825.6 million. The Company is not able to quantify the amount, if any, of such non-cash impairment charge which would be recorded for the year.  If it is determined that the Company improperly recorded such goodwill, the Company may need to restate its previously filed interim financial statements for each of the quarters ended June 30, 2007 and September 30, 2007.  In consideration of the foregoing, the Company is not able to complete its Annual Report on Form 10-K without unreasonable effort or expense.

The Company expects to file its Annual Report on Form 10-K by April 15, 2008, the statutory extension period.

 (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven Splain	(212)	869-3000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the April 2007 business combination, the Company recorded a significant increase in the basis of its real estate investments and a significant increase in depreciation expense in 2007 which has led to a significant decrease in net income for 2007 when compared to 2006.  The Company also expects the 2007 operating results to include an impairment of real estate assets in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long Lived Assets,” which cannot be quantified at this time. Until the matters discussed above are resolved, the Company cannot provide an estimate of net income for 2007.

As has been previously disclosed in the Company’s Current Reports on Form 8-K, the Company has experienced issues with refinancing certain of its indebtedness and has been operating under the terms of extension agreements since December 2007.  The Company’s immediate parent and ultimate parent have also experienced issues with refinancing certain of their respective indebtedness and have also been operating under the terms of extension agreements since December 2007 and as such may not be able to fulfill any future liquidity needs of the Company.  The Company’s Annual Report on Form 10-K, when filed, will include a discussion regarding the current status of the Company’s negotiations with its debt holders, and the liquidity issues associated with the short-term extension agreements under which the Company has been operating.

The Company has been advised by its Registered Independent Public Accountants that, as a result of those liquidity issues referred to above, their audit report on the Company’s 2007 financial statements included in the Company’s Form 10-K may include a  paragraph emphasizing there is a material uncertainty regarding the Company’s ability to continue as a going concern.

Centro NP LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2008	By	/s/ Steven Splain
Steven Splain, Chief Accounting Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).